BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301

                                  March 9, 2007


BY EDGAR

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

        Re:      BellaVista Capital, Inc. (the "Company")
                 Form 10-KSB for the Year Ended September 30, 2006
                 Filed 1/22/07
                 SEC File No. 0-30507

Dear Mr. Gordon:

         We are responding to the comments in your letter dated February 20, 2007 regarding the above-referenced filing. Set forth below are our supplemental responses numbered to correspond to your numbered comments.

         1. This will confirm that the Company's future periodic reports will include footnote disclosure concerning gains on legal settlements. Set forth below are the details of reported gain in the format we will use for future disclosure.

                                                For the year       For the nine
                                                       ended       months ended
                                               September 30,      September 30,
                                                        2006               2006

Gain net of $99,000 and $0 in collection
costs during the year ended September 30,
2006 and the nine months ended September
30, 2005, respectively, resulted from the
settlement totaling $900,000 of a lawsuit
to collect on a personal guarantee of
repayment from the principals of a borrower
who defaulted on payment of its loan. As of
September 30, 2006 no further payments were          801,000                 --
remaining related to the settlement.

Gain net of $11,500 and $5,500 in collection
costs during the year ended September 30, 2006
and the nine months ended September 30, 2005,
respectively, relates to payments received
from the settlement totaling $200,000 of a
lawsuit against a borrower for fraud and
misappropriation of loan funds.  As of
September 30, 2006 no further payments were
remaining related to the settlement.                 133,500             44,500

Gain, net of $19,250 and $2,500, during the year
ended September 30, 2006 and the nine months
ended September 30, 2005, respectively in
collection costs, relates to payments
received from the settlement totaling
$200,000 of a lawsuit against a borrower for
fraud and misappropriation of loan funds. As
of September 30, 2006 no further payments were
remaining related to the settlement.                 155,750             22,250

Gain, net of $0 and $130,000 in collection
costs during the year ended September 30, 2006
and the nine months ended September 30, 2005,
respectively, relates to payments received from
a settlement totaling $2,350,000 of a lawsuit
against a borrower for fraud and misappropriation
of loan funds. As of September 30, 2006 no further
payments were remaining related to the settlement.        --          1,170,000

Totals                                            $1,090,250         $1,236,750

         2. As disclosed in the referenced footnote, the San Francisco branch of the SEC sent the Company a letter of informal inquiry in April 2004 requesting a wide variety of documents and the Company provided documents in response to that inquiry. The Staff subsequently conducted two interviews with a former officer and the undersigned in June 2004. As an apparent follow up to those document requests and interviews, the Staff requested further documents in January 2005 and we responded. The SEC did not provide the Company with any explanation of any basis or reason for its inquiry and has not had any further communication regarding the status of the inquiry. It was our understanding from the Staff that no such explanation or status information would be forthcoming. We elected to include a brief summary, as the existence of an informal inquiry could reflect some Staff concern about compliance. But the referenced risk factor will likely be removed from future filings unless we become aware of some further development in this regard.

         3. Direct Investments in Real Estate Developments represent development projects that the Company has obtained through foreclosure of its mortgage loans or by direct purchase, and relate to real properties for which the Company is the sole or majority owner. In the case of projects obtained through foreclosure, the Company's basis in the project is the carrying amount of the project at the time of loan foreclosure. In the case of projects obtained through purchase, the Company's basis is determined in accordance with FAS 67.

         The statement of operations category labeled REO and non-recurring expenses consist of carrying costs, such as real estate taxes, of REO projects that have been completed and are on the market for sale, plus non-recurring expenses related to REO projects that have been sold, such as litigation costs and extraordinary repair costs.

         4, Set forth below is the litigation footnote disclosure with proposed revisions. We would propose to include these footnotes in our Form 10-QSB to be filed for our second fiscal quarter ending March 31. Added language is underlined and deleted language is stricken.

         As of December 31, 2006, the Company was involved in the following litigation in which claims for damages would be material if the plaintiff prevailed and there is at least a reasonable possibility that
                             ---------------------------------------------------
         a loss may have occurred:
         ------------------------


         Steven Mayer v BellaVista Capital, Inc. et al. A lawsuit by a shareholder seeking damages totaling approximately $2.1 million for
                                     -----------------------------------
         alleged securities law violations. The company has tendered defense of this case to its insurance carrier which has agreed to accept the tender with a reservation of rights. The case was submitted to binding arbitration in accordance with the terms of the Company's stock subscription agreement with the shareholder. The arbitration hearing was conducted during the period from September through December 2006.

         Both parties will submit closing arguments during February 2007 with a ruling expected by April 2007. While the Company believes it has
                                        ---------------------------------
         adequate defenses to these claims, the range of potential loss is $0 to
         -----------------------------------------------------------------------
         approximately $2.1 million.
         ---------------------------


         Robert Allen et al v BellaVista Capital, Inc. et al. A lawsuit by several shareholders holding a total of 207,599 shares [seeking
                              ---------------------------------
         damages] alleging securities law violations was served on the Company
                  --------
         in April 2006. The shareholders are seeking damages of $10 per share
                        -----------------------------------------------------
         plus special and punitive damages. The Company believes it has strong
         ---------------------------------
         and viable defenses and plans to vigorously defend the allegations.

         Because of the early stage of this action, the Company cannot estimate
         ----------------------------------------------------------------------
         the range of possible loss regarding this claim as of the date hereof.
         ----------------------------------------------------------------------

         5. We note your comment and, in certifying all future periodic report filings, the Company will refer to "report" rather than to "annual report" or

"quarterly report" and will identify the Company as the "small business issuer" rather than the "registrant."

         The Company hereby acknowledges with respect to the above referenced matter that

     o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  BellaVista Capital, Inc.




                  By:  /s/ MICHAEL RIDER
                       -------------------------
                       Michael Rider, President